Exhibit 99.1

VIA optronics AG Announces Intention to Voluntarily Delist its ADSs from the New York Stock Exchange

Nuremberg, Germany, April 09, 2024 – VIA optronics AG (NYSE: VIAO) (“VIA” or the “Company”), a leading supplier of interactive display solutions, today announced its intention to voluntarily delist its American Depository Shares (“ADSs”) from the New York Stock Exchange (“NYSE”) and terminate its registration with the U.S. Securities and Exchange Commission (“SEC”).

The Company today notified the NYSE of its intent to voluntarily delist its ADSs from the NYSE, pursuant to a resolution adopted by its Supervisory Board today.

The Company believes that delisting and deregistration of the ADSs from the U.S. public markets will be more economical for the Company, taking into account the low liquidity of its ADSs and the high costs of maintaining the NYSE listing and SEC registration on an annual basis.  The Company further believes that delisting and deregistration, and consequently the suspension of its SEC reporting obligations, will allow the Company to allocate resources more efficiently to execute its current business strategy by enabling its management and employees to focus more on managing the Company’s businesses and strengthening relationships with customers and business partners.

The Company currently anticipates that it will file with the SEC a Form 25 relating to the delisting and deregistration of its ADSs on or around April 19, 2024.  Unless the Form 25 is earlier withdrawn by VIA, the delisting of the ADSs will be effective 10 days after the filing of the Form 25.  Accordingly, VIA anticipates that the last day of trading of the ADSs on the NYSE will be on or about April 29, 2024.

Following the delisting of its ADSs from NYSE and after the Company has made all necessary SEC filings, including its delayed annual report on Form 20-F for the year ended December 31, 2022, and is otherwise able to do so, the Company plans to file with the SEC a Form 15 to deregister its ADSs, and suspend its reporting obligations, under the U.S. Securities Exchange Act of 1934, as amended.  The process for delisting from the NYSE, suspending SEC reporting obligations and terminating the ADS program is expected to take time, require filings and notifications, and compliance with certain requirements.  VIA cannot provide assurances at this time as to whether or when these actions will be consummated.

As previously disclosed, the Company received notice from the NYSE that it is not currently in compliance with the continued listing standards of the NYSE.

About VIA:

VIA is a leading provider of interactive display solutions for multiple end markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications and demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures, and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras, and other hardware components. VIA’s intellectual property portfolio, process know-how, optical bonding, metal mesh touch sensor and camera module technologies provide enhanced display solutions built to meet the specific needs of its customers.

Forward Looking Statement Disclosure:

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to: the Company’s expectations as to the timing of its delisting and deregistration process; the anticipated benefits and cost savings of such actions; and other statements that are not historical facts. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual events to differ materially from those in the forward-looking statements herein include actions taken or to be taken by the Supervisory Board or the Company’s auditors in connection with the Supervisory Board’s findings with respect to the previously disclosed investigation. In particular, the Supervisory Board’s findings may continue to adversely affect the Company’s ability to file the 2022 20-F and other required reports with the SEC in the anticipated time frame or at all. Other important factors include the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F for the financial year ended December 31, 2021, as filed with the SEC.  Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations for VIA:

Griffin Morris

Margaret Jones

Alpha IR Group

Phone: +1 312-445-2870

Email: VIAO@alpha-ir.com

Media Contact:

Alexandra Müller-Plötz

Phone: +49-911-597 575-302

Email: AMueller-Ploetz@via-optronics.com